NO ACT

PE
12-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09001046

January 16, 2009

Received SEC
JAN 16 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-16-09

William D. Marsh
Deputy General Counsel
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

Re: Baker Hughes Incorporated
Incoming letter dated December 15, 2008

Dear Mr. Marsh:

This is in response to your letter dated December 15, 2008 concerning the shareholder proposal submitted to Baker Hughes by Nick Rossi. We also have received a letter from the proponent dated December 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Baker Hughes Incorporated
Incoming letter dated December 15, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Baker Hughes' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings, and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Baker Hughes may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Baker Hughes may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Baker Hughes may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Baker Hughes may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Baker Hughes Inc. (BHI)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

This is the first response to the company December 15, 2008 no action request regarding this rule 14a-8 proposal with the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

In order accept or clarify the company interpretation of the rule 14a-8 proposal, the proposal would have to be reworded to state:

The members of the board have powers and rights as board members and have powers and rights as individual shareholders. All the text of this proposal applies to board members serving in their capacity as board members and their capacity as individual shareholders.

The proponent is not asking for permission to thus reword the proposal.

The company (i)(1) objection appears to be dependent on unqualified acceptance of its (i)(2) objection.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

William Marsh <will.marsh@bakerhughes.com>

BAKER HUGHES

Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713-439-8709
Fax 713-439-8472
will.marsh@bakerhughes.com

William D. Marsh
Deputy General Counsel

VIA EMAIL
shareholderproposals@sec.gov

December 15, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Baker Hughes Incorporated – Omission of Stockholder Proposal Relating to the Ability of Stockholders to Call a Special Meeting*

Ladies and Gentlemen:

Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes" or the "Company"), has received a stockholder proposal and supporting statement (the "Proposal") from Nick Rossi (the "Proponent") for inclusion in Baker Hughes' proxy materials for its 2009 Annual Meeting of Stockholders. A copy of the Proponent's cover letter dated October 6, 2008 and the Proposal are attached hereto as Exhibit A. This letter is to advise you and the Proponent that Baker Hughes intends to exclude the Proposal from its 2009 Definitive Proxy Statement.

For the reasons stated herein, we believe the Proposal may be excluded from the 2009 Definitive Proxy Statement under Rules 14a-8(i)(1) and 14a-8(i)(2) because the Proposal is not a proper subject for stockholder action under Delaware law and, if implemented, would cause the Company to violate the Delaware General Corporation Law (the "DGCL"), which is the governing law of the jurisdiction in which Baker Hughes is incorporated. Our conclusions are supported by an opinion attached as Exhibit B hereto (the "Delaware Opinion") from the law firm of Morris, Nichols, Arsht & Tunnell LLP, the Company's counsel licensed to practice in Delaware, in which such counsel opined that (i) the Proposal would, if implemented, cause the Company to violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.[1] We hereby respectfully request confirmation that the staff of the

1 The Proponent sent the Company an earlier version of his shareholder proposal dated October 14, 2008. The Proponent made revisions to that version and resubmitted it as the Proposal, which is dated November 12, 2008. Both versions of the shareholder proposal contain the same restrictions on the board of director's ability to call a special meeting and are thus invalid for the reasons explained in the Delaware Opinion.

Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Proposal from the 2009 Definitive Proxy Statement.

In accordance with Rule 14a-8(j), we are enclosing six copies of this letter and its exhibits. We also are simultaneously mailing a copy of this letter and exhibits to the Proponent, thereby notifying him of our intention to exclude the Proposal from our 2009 Definitive Proxy Statement. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed, self-addressed postage-paid envelope.

Stockholder Proposal

The Proposal, which requests that stockholders holding a certain percentage of our outstanding common stock be granted the power to call a special stockholder meeting, states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Analysis

Baker Hughes may exclude the Proposal from its 2009 Definitive Proxy Statement pursuant to Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate the DGCL.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." For the reasons set forth below and in the Delaware Opinion, we conclude that implementation of the Proposal would cause Baker Hughes to violate the DGCL.

The Proposal, in its present form, requests that the Company's Board of Directors (the "Board") take the steps necessary to amend the bylaws of the Company and "each appropriate governing document to give holders of 10% of . . . [the] outstanding common stock [of the Company] ... the power to call special shareholder meetings" and further asks that such amendment provide that "there are no exclusion or exception conditions" to calling a special meeting that apply "only to shareowners." Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability of the stockholders to call a special meeting, the Proposal would necessarily require the same condition to be applied to the Board, so that the Board could only call a special meeting if the directors collectively owned 10% of the outstanding common stock. Furthermore, Delaware law provides that there are certain matters for which only directors may call special meetings (*e.g.*, only the board of directors may call a meeting for the purpose of approving a merger agreement or approving an amendment to the certificate of incorporation). Accordingly, there is, implicit in the DGCL, an exception that is required by law that prohibits stockholders from calling meetings for certain purposes. Because this exception would also have to apply to the Board, the Proposal, literally read, would make it impossible for the Board to initiate an amendment to the certificate of incorporation or a merger other than at the time of the Company's annual meeting.

Section 211(d) of the DGCL expressly grants to the board of directors of a Delaware corporation the power to call special meetings of stockholders: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws." 8 *Del. C.* § 211(d). This statute invests a board of directors with the power to call a special meeting but does not provide any means to circumscribe that power in a corporation's bylaws or certificate of incorporation.[2] No other provision of the DGCL authorizes any limitations on or modifications to a board of director's power to call a special meeting pursuant to Section 211(d). Thus, as supported by the Delaware Opinion, implementation of the Proposal violates Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the stockholders in violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such as charter amendments and mergers.[3]

The Company notes that the Staff has previously confirmed and employed Rule 14a-8(i)(2) (and its predecessor provision) as a basis for not recommending enforcement action where a proposal is excluded because it urges the adoption of a bylaw or charter amendment that, if implemented, would violate state law. See, e.g., PG&E Corp., SEC No-Action Letter (Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporation Code required that plurality voting be used in the election of directors); Hewlett-Packard Co., SEC No-Action Letter (Jan. 6 2005) (concurring with the exclusion of a proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in Section 212(a) of the DGCL); GenCorp Inc., SEC No-Action Letter (Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every shareholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of

2 The bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

3 The reference in the second sentence of the Proposal to "the fullest extent permitted by state law" does not save the Proposal. On its face, such language addresses the extent to which the requested amendments to the bylaws and "each appropriate governing document" may require exception or exclusion conditions under state law to apply to the stockholders, and, as discussed above, the applicable limits on stockholders (*e.g.*, the 10% threshold) are permitted insofar as they apply to the stockholders. Similarly, while the first sentence contains similar savings language, it only serves to acknowledge the limits that can be imposed upon stockholders—it does not suggest that these same limits will not apply to directors under the limiting language in the second sentence.

the Ohio Revised Code regarding the fiduciary duties of directors). See also Boeing Co., SEC No-Action Letter (Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring shareholder approval be approved by a simple majority vote of shares since the proposal would conflict with provisions of the DGCL that require a vote of at least a majority of the outstanding shares on certain issues); Tribune Co., SEC No-Action Letter (Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the DGCL, which set forth certain requirements regarding the notice of, and the record date for, shareholder meetings).

The Proposal requests that any exception or exclusion condition applied to the stockholders' power to call a special meeting also be applied to the Board. However, Delaware law provides the Board unrestricted power to call a special meeting. By seeking to make the power of the Board and the power of stockholders to call special meetings equivalent, the Proposal places restrictions on the fundamental power vested in the Board by Delaware law. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Delaware Opinion, implementation of the Proposal would cause the Company to violate applicable state law.

Baker Hughes may exclude the Proposal from its 2009 Definitive Proxy Statement pursuant to Rule 14a-8(i)(1) because the Proposal is Not a Proper Subject for Stockholder Action under Delaware Law.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization." For the reasons stated above and in the Delaware Opinion, the Proposal would, if implemented, cause the Company to violate Delaware law because it contradicts the express provisions of the DGCL. Accordingly, the Proposal also is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).

The Proponent has cast the Proposal in precatory terms, and the Company recognizes that such proposals, i.e., those that only recommend (but do not require) director action, are not necessarily excludable pursuant to Rule 14a-8(i)(1) where the same proposal would be excluded if presented as a binding proposal.[4] However, the Proposal is not a proper subject for stockholder action even though it is cast in precatory terms. Using a precatory format will save a proposal from exclusion on this basis only if the action that the proposal recommends that the directors take is in fact a proper matter for director action. Because the Proposal would,

[4] For example, the Staff has determined that a stockholder proposal calling for unilateral action to amend the certificate of incorporation of a Delaware corporation may be excluded from that corporation's proxy statement because such an amendment requires bilateral board and stockholder approval under Delaware law, but that such a proposal may not be excluded if it is recast as a recommendation that the directors take the steps necessary to implement the proposal. *See Great Lakes Chemical Corporation*, SEC No-Action Letter (Mar. 8, 1999).

if implemented, cause the Company to violate Delaware law, it is not a proper matter for director action and should be excluded pursuant to Rule 14a-8(i)(1).[5]

Conclusion

For the reasons discussed above, we respectfully request on behalf of Baker Hughes that the Staff confirm that it will not recommend enforcement action against Baker Hughes if it excludes the Proposal from its 2009 Proxy Materials. If for any reason the Staff does not agree with our position, or it has questions or requires additional information in support of this position, we would appreciate an opportunity to confer with the Staff prior to the issuance of a formal response. If you desire any additional information please call me at (713)439-8709 or Sandra Alford, Corporate Secretary, at (713)439-8673. Thank you for your prompt attention to this request.

Sincerely,

Baker Hughes Incorporated

By: [signature]
William D. Marsh
Deputy General Counsel

Attachments

c: Nick Rossi
*** FISMA & OMB Memorandum M-07-16 ***
(with attachments)

John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***
(with attachments)

5 See, e.g., Pennzoil Corp., SEC No-Action Letter, (Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding pursuant to Rule 14a-8(i)(1) a precatory proposal that asked directors to adopt a bylaw that could be amended only by the stockholders because under Delaware law "there is a substantial question as to whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"); *see also* MeadWestvaco Corp., SEC No-Action Letter, (Feb. 27, 2005) (finding a basis for exclusion pursuant to Rule 14a-8(i)(2) of a proposal recommending that the company adopt a bylaw containing a per capita voting standard that, if adopted, would violate Delaware law).

Exhibit A

Stockholder Proposal

Exhibit A

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Chad C. Deaton
Chairman
Baker Hughes Inc. (BHI)
2929 Allen Parkway Ste 2100
Houston TX 77019
PH: 713-439-8600
FX: 713-439-8699

NOV. 12, 2007 UPDATE

Rule 14a-8 Proposal

Dear Mr. Deaton,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Sandra E. Alford <sandy.alford@bakerhughes.com>
PH: 713-439-8673
FX: 713-439-8472

[BHI: Rule 14a-8 Proposal, October 14, 2008, Updated November 12, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right.

This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	Emil Rossi (Sponsor)
International Business Machines (IBM)	Emil Rossi
Merck & Co. (MRK)	William Steiner
Kimberly-Clark (KMB)	Chris Rossi
CSX Corp. (CSX)	Children's Investment Fund
Occidental Petroleum (OXY)	Emil Rossi
FirstEnergy Corp. (FE)	Chris Rossi
Marathon Oil (MRO)	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

• We had no shareholder right to:
  Cumulative voting.
  Act by written consent.
  Call a special meeting.
  An Independent Chairman.

• In May 2005 our Board made it more difficult for shareholders to fill vacancies on our board.

• Our board made sure that we could not vote on this well-established proposal topic of Special Shareowner Meetings at our 2008 annual meeting. Reference: *Baker Hughes Incorporated* (March 4, 2008) no action letter available through SECnet http://secnet.cch.com.

• Larry Brady, of our Audit Committee, was designated as an "Accelerated Vesting" director by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, due to his involvement with accelerating stock option vesting to avoid recognizing the related expense.

• Our directors, who had added responsibility by serving in on our key board committees, also served on these three boards rated "D" by The Corporate Library:

Edward Djerejian   Occidental Petroleum (OXY)

Larry Nichols	Devon Energy (DVN)
Clarence Cazalot	Marathon Oil (MRO)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:.

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Exhibit B

Opinion of Morris, Nichols, Arsht & Tunnell LLP

Exhibit B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 15, 2008

Baker Hughes Incorporated
2929 Allen Parkway
Suite 2100
P.O. Box 4740
Houston, TX 77019

Re: **Stockholder Proposal Submitted By Nick Rossi**

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Baker Hughes Incorporated, a Delaware corporation (the "Company"), by Nick Rossi (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, and (ii) whether the Proposal is a proper subject for stockholder action under Delaware law.

I. The Proposal.

The Proposal asks the board of directors of the Company (the "Board") to take the steps necessary to amend the bylaws of the Company (the "Bylaws") and "each appropriate governing document to give holders of 10% of . . . [the] outstanding common stock [of the Company] . . . the power to call special shareholder meetings" and further asks that "such bylaw and/or charter text will not have any exception or exclusion conditions" to calling a special meeting that apply "only to shareowners."[1]

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[1] The Proposal reads:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to

(continued)

II. Summary.

In our opinion, the Board would violate Delaware law if it attempted to amend the Bylaws or other "appropriate governing document" to allow the stockholders to call special meetings of stockholders pursuant to the Proponent's Proposal. As explained in Part III herein, implementing the Proposal violates Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the Delaware General Corporation Law (the "DGCL").

For the foregoing reason, it is our opinion that the Proposal would cause the Company to violate Delaware law if it were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Part IV herein, the Proposal is not a proper subject for stockholder action under Delaware law.[2]

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. The Directors' Right to Call Special Meetings Cannot Be Limited.

The Proposal would require that any "exception or exclusion condition" applied to stockholders also be applied to the Board or management. Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability of the stockholders to call a special meeting, the Proposal would necessarily require the same condition to be applied to the Board, so that the Board could only call a special meeting if the directors collectively owned 10% of the outstanding common stock. As discussed below, this limitation is inconsistent with the Board's unqualified statutory power to call special meetings.

Section 211(d) of the DGCL expressly grants to the board of directors of a Delaware corporation the power to call special meetings of stockholders: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws." 8 *Del. C.* § 211(d). This statute invests the board of directors with the power to call a special meeting but does not provide any

---

(continued)

> call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

2 The Proponent sent the Company an earlier version of his shareholder proposal dated October 14, 2008. The Proponent made revisions to that version and resubmitted it as the Proposal, which is dated November 12, 2008. Both versions of the shareholder proposal contain the same restrictions on the Board's ability to call a special meeting and are thus invalid for the reasons explained herein.

means to circumscribe that power in a corporation's bylaws or certificate of incorporation.[3] No other provision of the DGCL authorizes any limitations on or modifications to the board's power to call a special meeting pursuant to Section 211(d).

Section 109(b) of the DGCL states that "[t]he bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation." Similarly, Section 102(b)(1) of the DGCL authorizes the certificate of incorporation of a Delaware corporation to include provisions "regulating . . . the power of directors," but expressly states that such provisions may not be "contrary to the laws of this state." 8 *Del. C.* § 102(b)(1). For the reasons noted above, the Board would violate Delaware law if it adopted the type of bylaw or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.

The Proponent's attempt to limit the Board's unqualified statutory power to call a special meeting is also inconsistent with other provisions of the DGCL.[4] Delaware law provides that "[t]he business and affairs of every corporation ... shall be managed by or under the direction of a board of directors." 8 *Del. C.* 141(a). Indeed, the DGCL provides that the board of directors has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent stockholder approval. Limiting a board's power to call special meetings would impinge upon that exclusive authority. For example, to effect certain mergers or amendments to a corporation's certificate of incorporation, a board must first approve such action, and then submit the action to stockholders for approval. *See* 8 *Del. C.* § 251, 242 (2008). In exercising its fiduciary duties in approving a merger agreement or charter amendment, a board may determine that its fiduciary duties require it to call a special meeting to present the matter to stockholders for consideration. *See Mercier v. Inter-Tel (Del.), Inc.*, 929 A.2d 786, 817-19 (Del. Ch. 2007) (noting how the board's fiduciary duties were implicated when it decided to

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[3] The bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

[4] Although one need look only to the express terms of Section 211(d) to determine that the Proposal is invalid, we note that the legislative history of Section 211(d) further supports our opinion. Commentary from an advisor to the committee that substantially revised the DGCL in 1967, states that the revised statute (which was ultimately adopted and codified in Section 211(d)) should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Ernest L. Folk, III, *The Delaware Corporation Law: A Study of the Statute with Recommended Revisions* 112 (1964). This commentary illustrates the drafters' recognition that the power of the board of directors—as opposed to other persons—to call a special meeting is inviolate.

reschedule a special meeting for the approval of a merger that the board believed to be in the best interests of the stockholders); *Perlegos v. Atmel Corp.*, 2007 Del. Ch. LEXIS 25, at *105 (Del. Ch. Feb. 8, 2007) (discussing fiduciary duties concomitant with the call and cancellation of a special meeting). Those duties do not disappear in those times when directors may fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing a board's ability to fulfill its fiduciary duties in jeopardy— a result that the law will not permit.

B. The Proposal Would Violate Delaware Law Because There Are Certain Matters For Which Stockholders May Not Call Meetings.

The Proposal requires that there be no "exception or exclusion condition," to the extent such provisions are permitted by law, that apply only to stockholders. However, as noted above, Delaware law provides that there are certain matters for which only directors may call special meetings. For example, only the board may call a meeting for the purpose of approving a merger agreement, because the board must approve a merger agreement before it is submitted to stockholders. *See Tansey v. Trade Show News Networks, Inc.*, 2001 Del. Ch. LEXIS 142, at *12-13 (Del. Ch. Nov. 27, 2001) (finding a merger to be "void *ab initio*" because its approval did not follow this proper sequence). By the same token, an amendment to the certificate of incorporation must be recommended by the board initially and then presented to the stockholders for approval. *See AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("Both steps must occur in that sequence, and under no circumstances may stockholders act before the mandated board action proposing and recommending the amendment."). Accordingly, there is, implicit in the DGCL, an exception that is permitted—in fact required—by law that applies to prohibit stockholders from calling meetings for certain purposes.[5] Because this exception would also have to apply to the Board, the Proposal, literally read, would make it impossible for the Board to initiate an amendment to the certificate of incorporation or a merger other than at the time of the Company's annual meeting. Such a fundamental stripping of the board's power would violate Delaware law. *See, e.g., Quickturn Design Sys. v. Shapiro*, 721 A.2d 821, 1291-1292 (Del. 1998) (holding that a delayed redemption provision in a rights plan "restrict[ed] the board's power in an area of fundamental importance" (such as an acquisition of the corporation through a merger) and was thus invalid under Section 141(a)); *CA, Inc. v. Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (applying the reasoning in *Quickturn* to

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5 The reference in the second sentence of the Proposal to "the fullest extent permitted by state law" does not save the Proposal. On its face, such language addresses the extent to which the requested amendments to the bylaws and "each appropriate governing document" may require exception or exclusion conditions under state law to apply to the stockholders, and, as discussed above, the applicable limits on stockholders (*e.g.*, the 10% threshold) are permitted insofar as they apply to the stockholders.

conclude that a stockholder-proposed bylaw requiring the board to reimburse stockholder proxy expenses was invalid).

* * *

Implementation of the Proposal thus violates Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the stockholders in violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such as charter amendments and mergers. Thus, by seeking to make the power of the Board and the power of stockholders to call special meetings equivalent, the Proposal places restrictions on the fundamental power vested in the Board by Delaware law. As a result, the implementation of the Proposal would violate Delaware law.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate an express provision of the DGCL, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

V. Conclusion.

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

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